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February 10, 2009
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Mail Stop 3030
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:      TRIMEDYNE, INC.
         FILE NO. 0-10581
         FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2008

Dear Mr. Atallah:

This letter responds to your comment letter dated January 30, 2009 regarding the above referenced Annual Report of Trimedyne, Inc. (the "Company"). To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008
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ITEM 8A. CONTROLS AND PROCEDURES, PAGE 17
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COMMENT NO. 1. IT DOES NOT APPEAR THAT YOUR MANAGEMENT HAS COMPLETED ITS
ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF SEPTEMBER 30, 2008. SINCE YOU WERE REQUIRED TO FILE OR FILED AN ANNUAL REPORT FOR THE PRIOR FISCAL YEAR, IT APPEARS YOU ARE REQUIRED TO REPORT ON YOUR MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINACIAL REPORTING.

IF YOUR MANAGEMENT HAS NOT YET COMPLETED ITS ASSESSMENT, WE ASK THAT YOU COMPLETE YOUR EVALUATION AND AMEND YOUR FILING WITHIN 30 CALENDAR DAYS TO PROVIDE THE REQUIRED MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

IN ADDITION, PLEASE CONSIDER WHETHER MANAGEMENT'S FAILURE TO PERFORM OR COMPLETE ITS REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING IMPACTS ITS CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE FISCAL YEAR COVERED BY THE REPORT AND REVISE YOUR DISCLOSURE AS APPROPRIATE. IN PARTICULAR, PLEASE EXPLAIN HOW YOU CONSIDERED THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES DESCRIBED IN RULE 13A-15(E), WHICH INDICATES THAT EFFECTIVE CONTROLS AND PROCEDURES WOULD INSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE ISSUER IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS.

FINALLY, WE NOTED THAT YOU FILED YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CERTIFICATIONS UNDER ITEM 601(B)(31) OF REGULATION S-K. PLEASE REVISE THESE CERTIFICATIONS TO INCLUDE THE INTRODUCTORY LANGUAGE OF PARAGRAPH 4 OF ITEM 601(B)(31) OF REGULATION S-K.

Management completed its assessment of internal controls over financial reporting as of the end of the fiscal year, but we inadvertently omitted the assessment from our annual report. We have included the assessment in Amendment No. 1 to Form 10-K. As requested, we have amended the certifications under Item 601(b)(31) to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K in our Amendment #1 to Form 10-K.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8
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GOODWILL, PAGE 9
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COMMENT 2. PLEASE TELL US AND REVISE THIS NOTE IN FUTURE FILINGS TO DISCLOSE IN
GREATER DETAIL HOW YOU EVALUATE YOUR GOODWILL FOR IMPAIRMENT. IN THIS REGARD, PLEASE ALSO ADDRESS THE FOLLOWING IN THE CRITICAL ACCOUNTING POLOCIES SECTION OF MD&A IN FUTURE FILINGS:

DISCLOSE THE NUMBER OF REPORTING UNITS THAT YOU HAVE IDENTIFIED PURSUANT TO PARAGRAPH 30 OF SFAS 142.

DISCUSS THE TWO-STEP IMPAIRMENT TESTING THAT YOU PERFORM PURSUANT TO PARAGRAPHS 19-22 OF SFAS 142.

DISCLOSE YOUR VALUATION METHODOLOGY AND ANY SIGNIFICANT ASSUMPTIONS USED TO VALUE GOODWILL. TO THE EXTENT THAT YOUR VALUATION METHODOLOGY HAS CHANGED FROM PRIOR PERIODS, DISCLOSE THIS FACT AND THE REASONS FOR THE CHANGE.

See our response in Comment 3, below.

COMMENT 3. AS A RELATED MATTER WE NOTE THE SIGNIFICANT DISCREPANCY BETWEEN YOUR MARKET CAPITALIZATION AS OF SEPTEMBER 30,2008 (APPPROXIMATELY $3.9 MILLION) AND THE BOOK VALUE OF YOUR EQUITY AS OF SEPTEMBER 30, 2008 ($6.2 MILLION). PLEASE EXPALIN TO US HOW YOU DETERMINED THAT YOUR GOODWILL WAS NOT IMPAIRED. PLEASE ADDRESS THE FOLLOWING:


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TELL US AND REVISE FUTURE FILINGS TO DISCLOSE THE DATE AT WHICH YOU PERFORM YOUR
ANNUAL GOODWILL IMPAIRMENT ANALYSIS.

TELL US AND REVISE FUTURE FILINGS TO DISCLOSE THE RESULTS OF THE FIRST STEP OF YOUR GOODWILL IMPAIRMENT TEST. TO THE EXTENT THAT YOU ARE REQUIRED TO PERFORM THE SECOND STEPOF THE IMPARMENT TEST, DISCLOSE THIS FACT IN FUTURE FILINGS.

PROVIDE US WITH A SUMMARY OF THE RESULTS OF YOUR GOODWILL IMPAIRMENT EVALUATION.

In response to Comments 2 and 3 above, we will revise in future filings our disclosures regarding goodwill as follows:

Goodwill

The Company accounts for goodwill and acquired intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS")No. 142 "Goodwill and Other Intangible Assets", whereby goodwill is not amortized, and is tested for impairment at the reporting unit level annually during the fourth quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. A reporting unit is an operating segment for which discrete financial information is available and is regularly reviewed by management. The Company has one reporting unit, our service and rental group, to which goodwill is assigned.

SFAS 142 requires a two-step approach to test goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests to a reporting unit. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities within the reporting unit. Application of the goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to each reporting unit, assignment of goodwill to each reporting unit, and determination of the fair value of each reporting unit. The determination of fair value for a reporting unit could be materially affected by changes in these estimates and assumptions.

As part of the first step, the Company generally estimates the fair value of the reporting unit based on market prices (i.e., the amount for which the assets could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the reporting unit using the income approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our historical operating results, future business plans, expected growth rates, cost of capital, future economic conditions, etc. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods. During the fourth quarter of the year ended September 30, 2008, the Company conducted a goodwill impairment test for its service and rental group using a combination of the market and income approach. As a result of the first step analysis, the expected cash flows to be generated by the service and rental were sufficient enough to support the carrying value of the goodwill. Thus, the Company determined there was no impairment of the goodwill as of September 30, 2008.

SHIPPING AND HANDLING COSTS, PAGE 11
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COMMENT NO. 4. WE NOTE THAT SHIPPING AND HANDLING COSTS BILLED TO CUSTOMERS ARE
REPORTED AS AN OFFSET TO COST OF GOODS SOLD. PLEASE REVISE FUTURE FILINGS TO PRESENT THESE AMOUNTS AS REVENUES.

As requested, in future filings we will report all shipping and handling charges billed to customers as revenue.


NOTE 10. SEGMENT INFORMATION, PAGE 20
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COMMENT NO. 5. WE NOTE THAT YOU HAVE IDENTIFIED "OPERATING UNITS" THAT DO NOT
CONSTITUTE OPERATING SEGMENTS UNDER SFAS 131. PLEASE TELL US WHAT OPERATING UNITS YOU HAVE INDENTIFIED AND CLEARLY EXPLAIN WHY THESE UNITS DO NOT CONSTITUTE REPORTABLE SEGMENTS UNDER SFAS 131.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", requires that business segment information used by the chief operating decision maker to assess performance and manage company resources be the source for segment information disclosure. Based on the provisions of SFAS 131, the Company operates in two reportable segments consisting of (1) Product Sales and (2) Service and Rental Services. We have revised the disclosure on page F-20 of the Amendment #1 to Form 10-K to reflect these segments as follows:

The Company's segments consist of individual companies managed separately with each manager reporting to the Chief Executive Officer. Revenues, and operating or segment profit, are reflected net of inter-segment sales and profits. Segment profit is comprised of net sales less operating expenses. Other income and expense and income taxes are not allocated and reported by segment since they are excluded from the measure of segment performance reviewed by management.



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EXHIBIT 31.1 AND 31.2
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COMMENT NO. 6. WE NOTE THAT YOU HAVE MADE NUMEROUS CHANGES TO THE CERTIFICATIONS
FILED AS EXHIBITS 31.1 AND 31.2. THE REQUIRED CERTIFICATIONS MUST BE IN THE
EXACT FORM PRESCRIBED BY ITEM 601(B)(31) OF REGULATION S-K. ACCORDINGLY PLEASE FILE AN AMENDMENT TO YOUR FORM 10-K THAT INCLUDES THE ENTIRE FILING TOGETHER
WITH THE CERTIFICATIONS OF EACH OF YOUR CURRENT CEO AND CFO IN THE FORM
CURRENTLY SET FORTH IN ITEM 601(B)(31) OF REGULATION S-K.

We have revised Exhibit 31.1 and 31.2 of the Amendment #1 to Form 10-K to conform to the prescribed form.

COMMENT 7. FURTHER TO THE ABOVE, WE NOTE THAT THE CERTIFICATIONS FILED IN
EXHIBIT 31.2 AND 32.1 ARE SIGNED BY YOUR "CHIEF ACCOUNTING OFFICER." PLEASE CONFIRM TO US THAT YOUR CHIEF ACCOUNTING OFFICER IS YOUR PRINCIPAL FINANCIAL OFFICER. CONSIDER REVISING THE CERTIFICATIONS IN FUTURE FILINGS TO CLEARLY INDENTIFY YOUR CHIEF ACCOUNTING OFFICER AS YOUR PRINCIPAL FINANCIAL OFFICER AS APPROPRIATE.

Our Chief Accounting Officer is our Principal Financial Officer. We have revised the certifications to reflect this.


Sincerely,



/s/ Jeffrey S Rudner
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Principal Financial Officer
Trimedyne, Inc.



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